UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 August 2022
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2022 Interim Results

2022 Interim Results

                             Key Highlights

●       Positive first-half performance; further growth in sales & EBITDA
●       Margin ahead despite significant inflationary headwinds
●       Reflecting the resilience of our business & our integrated solutions strategy
●       Year-to-date acquisition spend $2.8bn including Barrette Outdoor Living
●       Efficient & disciplined reallocation of $3.8bn Building Envelope divestment
●       Strong & flexible balance sheet; significant optionality for future value creation
●       Increasing cash returns; interim dividend +4% & ongoing share buybacks
●       Full-year EBITDA to be c. $5.5bn (2021: $5.0bn) in a challenging cost environment

Summary Financials1                                         H1 2022         Change
Sales                                                                    $15.0bn          +14%
EBITDA                                                             $2.2bn            +21%
EBITDA Margin                                                14.7%            +90bps
EPS ($)                                                               $1.21             +36%

Albert Manifold, Chief Executive, said today:
"CRH has delivered another strong performance with further growth in sales, EBITDA and margin despite a challenging and volatile cost environment. This performance reflects the continued execution of our integrated and sustainable solutions strategy. Looking ahead, despite some continued cost headwinds, the strength of our balance sheet and resilience of our business leaves us well positioned to deliver superior value for all our stakeholders."

Announced Thursday, 25 August 2022

1Current and prior year trading information is presented on a continuing operations basis, excluding the results of the Building Envelope business which was divested in April 2022 and has been classified as a discontinued operation.

2022 Interim Results

Trading Overview
First-half trading was underpinned by our integrated solutions strategy and reflected positive underlying demand and commercial progress in both North America and Europe, where strong pricing was achieved to address the inflationary cost environment. Group sales of $15.0 billion (H1 2021: $13.2 billion) were 14% ahead of the same period last year and 12% ahead on a like-for-like2 basis. EBITDA of $2.2 billion was 21% ahead of 2021 (H1 2021: $1.8 billion) reflecting a strong focus on commercial and operational initiatives which more than offset the impact of cost inflation. On a like-for-like basis EBITDA was 13% ahead and margins were maintained or expanded across all Divisions.

●    Despite adverse weather conditions impacting activity levels in some regions, strong pricing across all product categories resulted in like-for-like sales in Americas Materials 12% ahead of 2021. Disciplined cost control, operational efficiencies and good commercial management delivered like-for-like EBITDA 12% ahead of 2021 with margins slightly ahead.

●    Building Products benefited from good residential repair, maintenance and improvement (RMI) and utility infrastructure activity in North America and Europe as well as contributions from prior year acquisitions. Together with positive pricing progress across all platforms, the Division delivered like-for-like sales 11% ahead of 2021. Good commercial management and strong cost discipline resulted in like-for-like EBITDA 14% ahead of 2021 and further margin improvement.

●     In Europe Materials, strong pricing momentum across all products and good demand in key markets resulted in like-for-like sales 14% ahead of 2021. Like-for-like EBITDA was 14% ahead of 2021, as commercial excellence initiatives as well as cost saving actions offset the impact of inflationary pressures and the ongoing conflict in Ukraine. As a result, like-for-like margins were in line with H1 2021.

First-half profit after tax of $0.9 billion was 29% ahead of 2021 (H1 2021: $0.7 billion), primarily reflecting a strong trading performance. Earnings per share from continuing and discontinued operations for the period was $2.74 (H1 2021: $1.00). Earnings per share from continuing operations was $1.21 (H1 2021: $0.89), 36% higher than 2021. Note 2 on page 16 analyses the key components of the first-half 2022 performance.

Capital Allocation
Consistent with our progressive dividend policy and our strong financial position, the Board has decided to increase the interim dividend3 to 24.0c per share, an increase of 4% on prior year. Reflecting our commitment to returning cash to shareholders, the Group also completed the most recent tranche of its share buyback programme in June, repurchasing a further $0.6 billion of shares in the first half of the year. On 16 June 2022 the Group announced a further $0.3 billion tranche to be completed no later than 30 September 2022.

Following the divestment of the Building Envelope business in April 2022 and demonstrating the continued execution of the Group's strategy to create value through the efficient allocation and reallocation of capital, the Group has invested $2.8 billion in acquisitions year-to-date including the acquisition of Barrette Outdoor Living, Inc. ("Barrette") in July for an enterprise value of $1.9 billion. Our acquisition pipeline remains strong and our significant balance sheet capacity provides flexibility to capitalise on these opportunities to deliver further value for our shareholders.

Sustainability
Sustainability is deeply embedded in all aspects of our business. In early 2022 the Group raised its decarbonisation ambition, announcing an industry leading 25% reduction target in absolute CO2 emissions by 2030. Our target is certified by the SBTi4 and is aligned with our ambition to be a net-zero business by 2050. We continue to expand our offering of integrated sustainable solutions for our customers, advancing circularity in construction and innovating to create products and solutions with enhanced sustainability attributes.

Trading Outlook
Against a challenging inflationary cost backdrop, our Americas Materials Division is expected to be supported by resilient underlying demand as well as commercial and operational excellence initiatives. Our Building Products Division is expected to benefit from positive underlying residential RMI and utility infrastructure demand as well as contributions from recent acquisitions. In Europe Materials, we expect the trading environment to remain challenged by inflationary cost pressures, macroeconomic uncertainty and geopolitical tensions. Assuming normal weather patterns for the remainder of the year and absent any major dislocations in the macroeconomic environment, we expect full-year EBITDA to be in the region of $5.5 billion (2021: $5.0 billion) against a continually challenging cost environment.

2 See pages 34 to 36 for glossary of alternative performance measures (including EBITDA and like-for-like (LFL)/organic), used throughout this report.
3 Further details on the dividend process, including the relevant dates, payment currency and currency election options, are set out in note 7 on page 21.
4 Scope 1 & 2 emissions reduction target approved by the Science Based Targets initiative (SBTi).

Americas Materials

$ million	2021	Exchange	Acquisitions	Divestments	Organic	2022	% change
Sales revenue	4,750	-6	+290	-52	+564	5,546	+17%
EBITDA	730	-1	+13	-12	+90	820	+12%
Operating profit	348	-	-30	-10	+97	405	+16%
EBITDA/sales	15.4%					14.8%
Operating profit/sales	7.3%					7.3%

Despite unfavourable weather conditions impacting activity levels in certain regions, Americas Materials generated sales of $5.5 billion and EBITDA of $0.8 billion in the first half of the year, 17% and 12% ahead of prior year respectively. The increase in sales was primarily driven by strong commercial management across all lines of business, underpinned by our integrated solutions strategy. Operating profit was 16% ahead of 2021. Higher pricing coupled with operating efficiencies offset an inflationary input cost environment and resulted in slight margin expansion on a like-for-like basis. Like-for-like sales and EBITDA were both 12% ahead of the first half of 2021 while like-for-like operating profit was also ahead.

Aggregates
First-half volumes were 1% behind 2021 with decreases across our Northeast, Great Lakes and West divisions primarily due to adverse weather conditions partly offset by solid demand in South. Pricing improved across all regions driven by good commercial management.

Asphalt
Asphalt volumes were 10% ahead of 2021 with robust demand and good backlog execution in Great Lakes and South along with the positive impact from acquisitions, partly offset by mixed weather conditions and timing of projects in the Northeast and West. Strong price progress was achieved across all regions.

Readymixed Concrete
Strong demand in South was more than offset by weather related challenges in West and Northeast with volumes 6% behind prior year. Price increases were achieved across all regions as commercial efforts and value-added services offset the impact of rising input costs.

Paving and Construction Services
Paving and construction revenues were 29% ahead of 2021 with increases across all regions supported by good commercial discipline, strong backlogs and large projects.

Cement
The Cement business delivered a strong performance with sales 15% ahead of prior year. Good market demand and strong backlog execution in the United States (US) was partly offset by lower activity levels in Canada. Increases in input costs were offset by strong commercial management and cost saving measures.

Building Products (Continuing Operations)

$ million	2021	Exchange	Acquisitions	Divestments	Organic	2022	% change
Sales revenue	3,259	-67	+476	-4	+358	4,022	+23%
EBITDA	506	-1	+203	-	+73	781	+54%
Operating profit	382	-	+184	-	+70	636	+66%
EBITDA/sales	15.5%					19.4%
Operating profit/sales	11.7%					15.8%

The table above excludes the trading performance of Building Envelope which, following its divestment, has been classified as a discontinued operation.

Building Products delivered sales growth of 23% in the first half of the year resulting from solid activity levels, commercial progress and the strong performance of recent acquisitions; like-for-like sales growth was 11%. Underpinned by our integrated solutions strategy, EBITDA increased by 54%, also benefiting from strong contributions from recent acquisitions, notably National Pipe & Plastics, a water and energy infrastructure solutions business in the eastern US which was acquired in September 2021. On a like-for-like basis EBITDA increased by 14% and operating profit by 18%. Against an inflationary cost backdrop, Building Products delivered further margin expansion through production efficiencies, commercial excellence initiatives, procurement savings and overhead cost control.

Architectural Products
Sales in Architectural Products were ahead of the first half of 2021 reflecting price increases, good residential RMI demand as homeowners continued to invest in their outdoor living spaces and positive contributions from recent acquisitions. Against a strong prior year comparative and despite some unfavourable weather conditions, sales increased in both our retail and professional channels. Sales and operating profit were ahead in our European businesses mainly due to improved demand in Poland and Germany. Overall operating profit was ahead of 2021 despite significant cost inflation, particularly in materials and haulage costs.

Infrastructure Products
Strong demand for utility infrastructure solutions, proactive commercial actions and strong contributions from acquisitions resulted in sales ahead of prior year in both North America and Europe. The business recorded strong operating profit growth, particularly in North America, due to continued performance improvement measures, commercial discipline and focused cost control.

Construction Accessories
Sales were ahead in all regions as strong momentum from 2021 continued into the first half of 2022. Despite inflationary pressures, particularly in Europe, operating profit was ahead of 2021 due to increased sales, commercial progress and continued cost saving initiatives.

Building Products (Discontinued Operations)

The commentary below refers to the trading results of Building Envelope for the first four months of 2022, prior to its divestment in April 2022, compared to the same period in 2021.

Building Envelope delivered sales growth driven by C.R. Laurence and the aluminium glazing business. EBITDA was ahead of 2021 as a result of increased sales and margin expansion achieved through operating efficiencies.

Europe Materials

$ million	2021	Exchange	Acquisitions	Divestments	Organic	2022	% change
Sales revenue	5,158	-417	+42	-15	+662	5,430	+5%
EBITDA	585	-49	+1	-1	+73	609	+4%
Operating profit	295	-25	-1	-	+75	344	+17%
EBITDA/sales	11.3%					11.2%
Operating profit/sales	5.7%					6.3%

Europe Materials results were impacted by currency exchange headwinds in the first half of the year. Sales were 5% ahead of prior year, 14% ahead on a like-for-like basis, reflecting the resilience of our business, the benefits of our integrated solutions strategy, strong commercial progress and a good demand environment across our key markets. EBITDA was 4% ahead of prior year, and 14% on a like-for-like basis, as price increases across all products, strong fixed cost control and cost saving actions offset significant cost inflation. Operating profit was 17% ahead of prior year.

United Kingdom (UK) & Ireland
UK & Ireland first-half sales were well ahead of prior year. In the UK, price increases were implemented across all products, with increased activity levels also benefiting sales. Our businesses in Ireland had a positive start to the year with strong demand in all key products against a prior year comparative impacted by COVID-19 restrictions. Operating profit was ahead of prior year.

Europe North
Europe North (Finland, Germany and Switzerland) had a positive first half of the year as increased activity levels and commercial improvements resulted in higher sales. Europe North experienced significant energy cost inflation but pricing actions and a continued focus on cost saving initiatives resulted in operating profit ahead of 2021.

Europe West
Europe West (France, Benelux, Denmark and Spain) sales were ahead of prior year primarily driven by France and Benelux which benefited from resilient activity levels and strong price increases in all products. Our precast concrete operations also delivered sales ahead of 2021, however operating profit was negatively impacted by raw materials and energy cost inflation. Overall, operating profit was below prior year.

Europe East
Europe East (Poland, Ukraine, Romania, Hungary, Slovakia, Serbia and Croatia) benefited from milder winter weather compared to the prior year which, combined with a robust demand environment, resulted in strong activity levels in most markets, particularly Poland and Romania. Following a strong start to the year, activity levels in Ukraine were negatively impacted by the ongoing conflict in the country. Overall, operating profit in Europe East was ahead of 2021 as strong pricing across all markets more than offset inflationary pressures. We continue to assist our employees in Ukraine at this very challenging time.

Asia
Sales in the Philippines were behind 2021, impacted by a pre-election ban on construction and a post-election transition of Government. While the impact of lower activity and cost inflation was partially mitigated by price increases and cost containment initiatives, operating profit decreased compared to prior year.

CRH's operations include a 26% stake in Yatai Building Materials in China, reported within the Group's share of equity accounted investments, where both sales and EBITDA were behind 2021 as a result of lower demand due to COVID-19 restrictions and higher energy costs.

Other Financial Items

Depreciation and amortisation charges of $0.8 billion were in line with prior year (H1 2021: $0.8 billion).

Divestments and asset disposals from continuing operations during the period generated total profit on disposals of $7 million (H1 2021: $100 million). The profit on the divestment of the Building Envelope business amounted to $1.5 billion and is included in profit after tax from discontinued operations.

Net finance costs from continuing operations of $197 million were lower than 2021 (H1 2021: $206 million) primarily due to lower debt levels.

The Group's $8 million share of profit from equity accounted investments from continuing operations was slightly behind 2021  (H1 2021: $10 million).

The Group reported profit before tax from continuing operations of $1.2 billion (H1 2021: $0.9 billion). The interim tax charge which represents an effective tax rate of 22.0%, has been estimated, as in prior years, based on current expectations of the full year tax charge.

Earnings per share from continuing and discontinued operations for the period was $2.74 (H1 2021: $1.00). Earnings per share from continuing operations for the period was 36% higher than last year at $1.21 (H1 2021: $0.89).

Balance Sheet and Liquidity
Net debt of $4.3 billion at 30 June 2022 was $1.7 billion lower than at 30 June 2021 (H1 2021: $6.0 billion) primarily due to the proceeds from the divestment of Building Envelope exceeding the H1 acquisition spend; the $1.9 billion acquisition of Barrette was completed in July 2022. A first-half cash inflow from operating activities of $0.6 billion was below prior year (H1 2021: $1.6 billion) primarily due to an increased investment in working capital reflecting the impact of cost inflation and prudent supply chain management.

As at 30 June 2022, the Group had $6.8 billion of cash with sufficient liquidity to meet all maturing debt obligations for the next 5.4 years. The Group continues to maintain its robust balance sheet and a strong investment grade credit rating with a BBB+ or equivalent rating with each of the three main rating agencies.

Investments and Divestments
In H1 2022, the Group invested $0.9 billion on 14 acquisitions (including deferred and contingent consideration in respect of prior year acquisitions) and a further $0.2 billion on expansionary capital expenditure projects. On the divestment front, the Group completed six transactions and realised total business and asset disposal proceeds of $3.6 billion, primarily relating to the proceeds from the Building Envelope divestment.

2022 Acquisitions

The Building Products Division completed two bolt-on acquisitions in the US in H1 2022 amounting to a total spend of $0.5 billion. The largest acquisition was in our Infrastructure Products business where certain assets of Rinker Materials were acquired, expanding our water infrastructure solutions offering in Texas. The Americas Materials Division also completed five bolt-on acquisitions in the US for a total spend of $0.3 billion, while the Europe Materials Division completed seven bolt-on acquisitions for $0.1 billion.

On 8 July 2022, the Group completed its acquisition of Barrette, North America's leading provider of residential fencing and railing solutions for an enterprise value of $1.9 billion. This acquisition represents an excellent strategic fit for our existing business, complementing and enhancing our offering of sustainable outdoor living solutions in North America.

2022 Divestments and Disposals

The divestment of the Building Envelope business for cash proceeds of $3.5 billion (enterprise value of $3.8 billion including lease liabilities transferred) represented the largest divestment in H1 2022, with a further five divestments completed across the Group realising total proceeds of $31 million. In addition to these business divestments, the Group realised proceeds of $47 million from the disposal of surplus property, plant and equipment and other non-current assets.

Condensed Interim

Financial Statements
and Summarised   Notes
Six months ended 30 June 2022

Condensed Consolidated Income Statement

	Unaudited		Year ended
	Six months ended 30 June		31 December
		Restated (i)	Restated (i)
	2022	2021	2021
	$m	$m	$m

Revenue	14,998	13,167	29,206
Cost of sales	(10,243)	(8,867)	(19,350)
Gross profit	4,755	4,300	9,856
Operating costs	(3,370)	(3,275)	(6,525)
Group operating profit	1,385	1,025	3,331
Profit on disposals	7	100	116
Profit before finance costs	1,392	1,125	3,447
Finance costs	(184)	(185)	(357)
Finance income	7	-	-
Other financial expense	(20)	(21)	(42)
Share of equity accounted investments' profit	8	10	55
Profit before tax from continuing operations	1,203	929	3,103
Income tax expense - estimated at interim	(265)	(201)	(661)
Group profit for the financial period from continuing operations	938	728	2,442
Profit after tax for the financial period from discontinued operations	1,168	87	179
Group profit for the financial period	2,106	815	2,621

Profit attributable to:
Equity holders of the Company
From continuing operations	926	698	2,386
From discontinued operations	1,168	87	179
Non-controlling interests
From continuing operations	12	30	56
Group profit for the financial period	2,106	815	2,621

Basic earnings per Ordinary Share	$2.74	$1.00	$3.29
Diluted earnings per Ordinary Share	$2.72	$0.99	$3.26

Basic earnings per Ordinary Share from continuing operations	$1.21	$0.89	$3.06
Diluted earnings per Ordinary Share from continuing operations	$1.20	$0.88	$3.03

(i)     Restated to show the results of our former Building Envelope business in discontinued operations. See note 8 for further details.

Condensed Consolidated Statement of Comprehensive Income

	Unaudited		Year ended
	Six months ended 30 June		31 December
		Restated	Restated
	2022	2021	2021
	$m	$m	$m

Group profit for the financial period	2,106	815	2,621

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(562)	(63)	(338)
Gains relating to cash flow hedges	71	31	34
Tax relating to cash flow hedges	(12)	(5)	(8)
	(503)	(37)	(312)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	297	252	264
Tax relating to retirement benefit obligations	(64)	(31)	(36)
	233	221	228

Total other comprehensive income for the financial period	(270)	184	(84)
Total comprehensive income for the financial period	1,836	999	2,537

Attributable to:
Equity holders of the Company	1,866	979	2,516
Non-controlling interests	(30)	20	21
Total comprehensive income for the financial period	1,836	999	2,537

Condensed Consolidated Balance Sheet

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2022	2021	2021
	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	18,298	19,100	19,502
Intangible assets	8,726	9,468	9,848
Investments accounted for using the equity method	655	627	653
Other financial assets	12	13	12
Other receivables	212	235	239
Retirement benefit assets	284	-	166
Derivative financial instruments	5	131	97
Deferred income tax assets	56	100	109
Total non-current assets	28,248	29,674	30,626

Current assets
Inventories	3,792	3,193	3,611
Trade and other receivables	5,818	5,306	4,569
Current income tax recoverable	40	29	42
Derivative financial instruments	112	35	39
Cash and cash equivalents	6,826	6,292	5,783
Total current assets	16,588	14,855	14,044

Total assets	44,836	44,529	44,670

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	309	317	309
Preference share capital	1	1	1
Treasury Shares and own shares	(644)	(557)	(195)
Other reserves	322	384	445
Foreign currency translation reserve	(617)	153	(97)
Retained income	21,424	19,079	19,770
Capital and reserves attributable to the Company's equity holders	20,795	19,377	20,233
Non-controlling interests	640	695	681
Total equity	21,435	20,072	20,914

LIABILITIES
Non-current liabilities
Lease liabilities	1,014	1,336	1,374
Interest-bearing loans and borrowings	8,584	10,659	9,938
Derivative financial instruments	26	-	-
Deferred income tax liabilities	2,623	2,609	2,734
Other payables	700	706	717
Retirement benefit obligations	296	314	475
Provisions for liabilities	879	921	937
Total non-current liabilities	14,122	16,545	16,175

Current liabilities
Lease liabilities	246	297	297
Trade and other payables	6,172	6,198	5,692
Current income tax liabilities	982	680	550
Interest-bearing loans and borrowings	1,364	155	549
Derivative financial instruments	8	25	14
Provisions for liabilities	507	557	479
Total current liabilities	9,279	7,912	7,581
Total liabilities	23,401	24,457	23,756

Total equity and liabilities	44,836	44,529	44,670

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial period ended 30 June 2022 (unaudited)
At 1 January 2022	310	-	(195)	445	(97)	19,770	681	20,914
Group profit for the financial period	-	-	-	-	-	2,094	12	2,106
Other comprehensive income	-	-	-	-	(520)	292	(42)	(270)
Total comprehensive income	-	-	-	-	(520)	2,386	(30)	1,836
Share-based payment expense	-	-	-	50	-	-	-	50
Shares acquired by CRH plc (Treasury Shares)	-	-	(626)	-	-	39	-	(587)
Treasury Shares/own shares reissued	-	-	12	-	-	(12)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(8)	-	-	-	-	(8)
Shares distributed under the Performance Share Plan Awards	-	-	173	(173)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(15)	-	(15)
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(750)	(8)	(758)
Transactions involving non-controlling interests	-	-	-	-	-	-	(3)	(3)
At 30 June 2022	310	-	(644)	322	(617)	21,424	640	21,435

For the financial period ended 30 June 2021 (unaudited)
At 1 January 2021	334	7,493	(386)	444	206	11,565	692	20,348
Group profit for the financial period	-	-	-	-	-	785	30	815
Other comprehensive income	-	-	-	-	(53)	247	(10)	184
Total comprehensive income	-	-	-	-	(53)	1,032	20	999
Share-based payment expense	-	-	-	57	-	-	-	57
Shares acquired by CRH plc (Treasury Shares)	-	-	(285)	-	-	(295)	-	(580)
Treasury Shares/own shares reissued	-	-	13	-	-	(13)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(16)	-	-	-	-	(16)
Shares distributed under the Performance Share Plan Awards	-	-	117	(117)	-	-	-	-
Reduction of Share Premium	-	(7,493)	-	-	-	7,493	-	-
Cancellation of Income Shares	(16)	-	-	-	-	16	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	9	-	9
Dividends	-	-	-	-	-	(729)	(17)	(746)
At 30 June 2021	318	-	(557)	384	153	19,079	695	20,072

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	Equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial year ended 31 December 2021
At 1 January 2021	334	7,493	(386)	444	206	11,565	692	20,348
Group profit for the financial year	-	-	-	-	-	2,565	56	2,621
Other comprehensive income	-	-	-	-	(303)	254	(35)	(84)
Total comprehensive income	-	-	-	-	(303)	2,819	21	2,537
Share-based payment expense	-	-	-	110	-	-	-	110
Shares acquired by CRH plc (Treasury Shares)	-	-	(880)	-	-	(281)	-	(1,161)
Treasury Shares/own shares reissued	-	-	19	-	-	(19)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(16)	-	-	-	-	(16)
Shares distributed under the Performance Share Plan Awards	-	-	117	(117)	-	-	-	-
Reduction in Share Premium	-	(7,493)	-	-	-	7,493	-	-
Cancellation of Income Shares	(16)	-	-	-	-	16	-	-
Cancellation of Treasury Shares	(8)	-	951	8	-	(951)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	24	-	24
Share option exercises	-	-	-	-	-	13	-	13
Dividends	-	-	-	-	-	(909)	(32)	(941)
At 31 December 2021	310	-	(195)	445	(97)	19,770	681	20,914

Condensed Consolidated Statement of Cash Flows

	Unaudited		Year ended
	Six months ended 30 June		31 December
		Restated (i)	Restated (i)
	2022	2021	2021
	$m	$m	$m
Cash flows from operating activities
Group profit for the financial period	2,106	815	2,621
Finance costs (net)	203	215	417
Share of equity accounted investments' profit	(8)	(10)	(55)
Profit on disposals	(1,464)	(104)	(119)
Depreciation charge	821	813	1,691
Amortisation of intangible assets	40	35	74
Share-based payment expense	50	57	110
Income tax expense	643	231	721
Other	7	7	21
Net movement on working capital and provisions	(1,365)	(123)	(228)
Cash generated from operations	1,033	1,936	5,253
Interest paid (including leases)	(179)	(218)	(401)
Corporation tax paid	(233)	(153)	(642)
Net cash inflow from operating activities	621	1,565	4,210

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	3,579	288	387
Interest received	7	-	-
Dividends received from equity accounted investments	16	13	32
Purchase of property, plant and equipment	(596)	(587)	(1,554)
Acquisition of subsidiaries (net of cash acquired)	(886)	(335)	(1,494)
Other investments and advances	(14)	(1)	(4)
Net cash flow arising from derivative financial instruments	(15)	-	-
Deferred and contingent acquisition consideration paid	(19)	(15)	(33)
Deferred divestment consideration received	53	118	120
Net cash inflow/(outflow) from investing activities	2,125	(519)	(2,546)

Cash flows from financing activities
Proceeds from exercise of share options	6	9	13
Transactions involving non-controlling interests	(3)	-	-
Increase in interest-bearing loans and borrowings	49	70	-
Net cash flow arising from derivative financial instruments	(16)	(28)	(37)
Repayment of interest-bearing loans and borrowings	-	(1,241)	(1,183)
Repayment of lease liabilities (ii)	(132)	(131)	(264)
Treasury Shares/own shares purchased	(634)	(301)	(896)
Dividends paid to equity holders of the Company	(732)	(729)	(906)
Dividends paid to non-controlling interests	(8)	(17)	(32)
Net cash outflow from financing activities	(1,470)	(2,368)	(3,305)

Increase/(decrease) in cash and cash equivalents	1,276	(1,322)	(1,641)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	5,783	7,721	7,721
Translation adjustment	(233)	(107)	(297)
Increase/(decrease) in cash and cash equivalents	1,276	(1,322)	(1,641)
Cash and cash equivalents at 30 June	6,826	6,292	5,783

(i)    See note 1 on page 14 for further details.
(ii)   Repayment of lease liabilities in the period to 30 June 2022 amounted to $159 million (30 June 2021: $163 million; 31 December 2021: $328 million), of which $27 million (30 June 2021: $32 million; 31 December 2021: $64 million) related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.   Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union, as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group's 2021 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the Annual Consolidated Financial Statements in respect of the year ended 31 December 2021, unless stated otherwise below.

Certain prior year disclosures have been amended to conform to current year presentation. An amount of $21 million relating to the unwinding of the discount element of lease liabilities has been reclassified from other financial expense to finance costs in the period ended 30 June 2022 (30 June 2021: $23 million; 31 December 2021: $46 million) to align with current year presentation. This has no impact on total net finance costs or any other financial statement line items for the period ended 30 June 2022 or any comparative periods presented.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following standard amendments became effective for the Group as of 1 January 2022:

●    Amendments to IFRS 16 - COVID-19-Related Rent Concessions beyond 30 June 2021
●    Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
●    Amendments to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use
●    Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts - Costs of Fulfilling a Contract
●    Annual Improvements 2018 - 2020 Cycle

The standard amendments did not result in a material impact on the Group's results.

IFRS and IFRIC interpretations being adopted in subsequent years

●  IFRS 17 Insurance Contracts will be effective for reporting periods beginning on or after 1 January 2023, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods which is not expected to be material.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2022 financial year end that would have a material impact on the results or financial position of the Group.

Voluntary Change in Accounting Policy

For the period ended 30 June 2022, the Group retrospectively adopted a voluntary change in accounting policy in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors with respect to the presentation of operating cash flows under IAS 7 Statement of Cash Flows. The impact of this change is to replace "Profit before tax" with "Group profit for the financial period" as the starting point for the reconciliation to net cash flows from operating activities in the Condensed Consolidated Statement of Cash Flows. The new presentation reconciles net cash flows from operating activities on a total Group basis, including both continuing and discontinued operations. This has no impact on net cash inflow from operating activities or any other financial statement line items for the period ended 30 June 2022 or any comparative periods presented.

1.   Basis of Preparation and Accounting Policies - continued

Significant Estimates, Assumptions and Judgements

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made.

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

The significant judgements, the key sources of estimation uncertainty and underlying assumptions applied in the preparation of the Condensed Consolidated Interim Financial Statements were the same as those applied in preparing the Consolidated Financial Statements for the year ended 31 December 2021.

Impairment

As at 30 June 2022, the Group performed a review for potential indicators of impairment relating to goodwill of $8.5 billion (30 June 2021: $9.1 billion) allocated to cash-generating units ("CGUs"). When reviewing for indicators of impairment in interim periods, the Group considers, amongst others, the results of the last annual impairment test, the level of headroom and financial performance in the first half of the year. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment.

For the current interim period this review also considered the ongoing conflict in Ukraine which represented an impairment indicator for the Group's Ukrainian goodwill and property, plant and equipment CGUs. The recoverable amount of the applicable CGUs was determined based on value-in-use computations, using Level 3 inputs in accordance with the fair value hierarchy. This impairment testing did not give rise to any impairment charges in the first half of 2022 (H1 2021: $nil million).

No other impairment indicators were identified across the Group's CGUs. We will continue to monitor our assessment of the ongoing conflict in Ukraine and as part of our annual process, we will update our impairment reviews prior to the finalisation of the full year Consolidated Financial Statements for 2022.

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2022 Condensed Consolidated Interim Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the "period of assessment").

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries, and the local nature of building materials means that the Group's products are not usually shipped cross-border. The level of cash and liquidity available to the Group including our ongoing ability to access the debt markets, the quantum of our liquidity facilities, the absence of financial covenants associated with our debt obligations and the continuing maintenance of strong investment grade credit ratings demonstrate the significant financial strength and resilience of the Group. No concerns or material uncertainties have been identified as part of our assessment.

Having assessed the relevant business risks, including the climate change risk, identified and discussed in our Principal Risks and Uncertainties on pages 37 and 38, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

1.   Basis of Preparation and Accounting Policies - continued

Translation of Foreign Currencies

The financial information is presented in US Dollar. Results and cash flows of operations based in non-US Dollar countries have been translated into US Dollar at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange in effect at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into US Dollar were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
USD 1 =	2022	2021	2021	2022	2021	2021

Brazilian Real	5.0742	5.3898	5.3968	5.1802	4.9546	5.5716
Canadian Dollar	1.2715	1.2472	1.2538	1.2920	1.2384	1.2716
Chinese Renminbi	6.4808	6.4687	6.4493	6.7029	6.4577	6.3513
Danish Krone	6.8120	6.1719	6.2919	7.1585	6.2522	6.5652
Euro	0.9156	0.8299	0.8460	0.9623	0.8408	0.8829
Hungarian Forint	343.8223	297.0413	303.3739	382.0900	295.5700	325.9300
Indian Rupee	76.2320	73.3296	73.9391	79.0116	74.3360	74.3009
Philippine Peso	52.1510	48.2492	49.2983	54.985	48.8040	50.9800
Polish Zloty	4.2453	3.7664	3.8633	4.5101	3.7988	4.0579
Pound Sterling	0.7713	0.7202	0.7270	0.8257	0.7212	0.7417
Romanian Leu	4.5283	4.0680	4.1641	4.7601	4.1436	4.3692
Serbian Dinar	107.6546	97.5819	99.4732	112.9686	98.8448	103.7590
Swiss Franc	0.9446	0.9085	0.9145	0.9576	0.9229	0.9119
Ukrainian Hryvnia	29.1905	27.7461	27.2588	29.6067	27.2312	27.2850

2.   Key Components of Performance for the First Half of 2022
Continuing operations

$ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

First half 2021	13,167	1,821	1,025	100	(206)	10	929
Exchange effects	(490)	(51)	(25)	(1)	8	(1)	(19)
2021 at 2022 rates	12,677	1,770	1,000	99	(198)	9	910
Incremental impact in 2022 of:
2021/2022 acquisitions	808	217	148	-	(4)	-	144
2021/2022 divestments	(71)	(13)	(10)	(94)	7	1	(96)
Organic	1,584	236	247	2	(2)	(2)	245
First half 2022	14,998	2,210	1,385	7	(197)	8	1,203

% Total change	14%	21%	35%				29%
% Organic change	12%	13%	25%				27%

(i)     CRH's share of after-tax profit of joint ventures and associated undertakings.

3.   Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the table above, the Group's operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments.

4.   Revenue

A.    Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Six months ended 30 June 2022 - Unaudited				Six months ended 30 June 2021 - Unaudited
	Americas Materials	Building Products	Europe Materials	Total	Americas Materials	Building Products	Europe Materials	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Continuing operations
Republic of Ireland (Country of domicile)	-	-	395	395	-	-	311	311
United Kingdom	-	129	2,088	2,217	-	111	1,963	2,074
Rest of Europe (i)	-	588	2,655	3,243	-	545	2,533	3,078
United States	5,071	3,043	-	8,114	4,237	2,331	-	6,568
Rest of World (ii)	475	262	292	1,029	513	272	351	1,136
Total Group from continuing operations	5,546	4,022	5,430	14,998	4,750	3,259	5,158	13,167

Discontinued operations
United Kingdom - Building Envelope	-	8	-	8	-	12	-	12
Rest of Europe (i) - Building Envelope	-	4	-	4	-	6	-	6
United States - Building Envelope	-	576	-	576	-	779	-	779
Rest of World (ii) - Building Envelope	-	59	-	59	-	80	-	80
Total Group from discontinued operations	-	647	-	647	-	877	-	877

Footnotes (i) and (ii) appear on page 18.

4.   Revenue - continued

	Six months ended 30 June 2022 - Unaudited				Six months ended 30 June 2021 - Unaudited
	Americas Materials (iii)	Building Products	Europe Materials (iii)	Total	Americas Materials (iii)	Building Products	Europe Materials (iii)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Principal activities and products
Continuing operations
Cement, lime and cement products	720	-	1,753	2,473	658	-	1,698	2,356
Aggregates, asphalt and readymixed products	2,865	-	1,798	4,663	2,569	-	1,749	4,318
Construction contract activities*	1,961	47	1,072	3,080	1,523	51	964	2,538
Architectural products	-	2,319	713	3,032	-	2,146	647	2,793
Infrastructure products	-	1,231	94	1,325	-	700	100	800
Construction accessories	-	425	-	425	-	362	-	362
Total Group from continuing operations	5,546	4,022	5,430	14,998	4,750	3,259	5,158	13,167

Discontinued operations
Construction contract activities* - Building Envelope	-	16	-	16	-	39	-	39
Architectural glass and glazing systems and related hardware - Building Envelope	-	631	-	631	-	838	-	838
Total Group from discontinued operations	-	647	-	647	-	877	-	877

  * Revenue principally recognised over time. Construction contracts are generally completed within one year.

  Footnotes to revenue disaggregation on pages 17 & 18
(i)     The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.
(ii)    The Rest of World principally includes Australia, Brazil, Canada and the Philippines.
(iii)   Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management reviews and evaluates this business line.

5.   Segment Information

	Unaudited				Year ended
	Six months ended 30 June				31 December
	2022		2021		2021
	$m	%	$m	%	$m	%
Revenue
Continuing operations
Americas Materials	5,546	37.0	4,750	36.1	12,407	42.5
Building Products	4,022	26.8	3,259	24.7	6,218	21.3
Europe Materials	5,430	36.2	5,158	39.2	10,581	36.2
Total Group from continuing operations	14,998	100.0	13,167	100.0	29,206	100.0

Discontinued operations
Building Products - Building Envelope	647		877		1,775
Total Group from discontinued operations	647		877		1,775

EBITDA
Continuing operations
Americas Materials	820	37.1	730	40.1	2,588	51.8
Building Products	781	35.3	506	27.8	992	19.9
Europe Materials	609	27.6	585	32.1	1,410	28.3
Total Group from continuing operations	2,210	100.0	1,821	100.0	4,990	100.0

Discontinued operations
Building Products - Building Envelope	131		174		360
Total Group from discontinued operations	131		174		360

Depreciation, amortisation and impairment
Continuing operations
Americas Materials	415	50.3	382	48.0	800	48.2
Building Products	145	17.6	124	15.6	263	15.9
Europe Materials	265	32.1	290	36.4	596	35.9
Total Group from continuing operations	825	100.0	796	100.0	1,659	100.0

Group operating profit
Continuing operations
Americas Materials	405	29.2	348	33.9	1,788	53.7
Building Products	636	45.9	382	37.3	729	21.9
Europe Materials	344	24.9	295	28.8	814	24.4
Total Group from continuing operations	1,385	100.0	1,025	100.0	3,331	100.0

5.   Segment Information - continued

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	$m	$m	$m
Reconciliation of Group operating profit to profit before tax:
Continuing operations
Group operating profit (analysed on page 19)	1,385	1,025	3,331
Profit on disposals (i)	7	100	116
Profit before finance costs	1,392	1,125	3,447
Finance costs less income	(177)	(185)	(357)
Other financial expense	(20)	(21)	(42)
Share of equity accounted investments' profit	8	10	55
Profit before tax from continuing operations	1,203	929	3,103

(i) Profit on disposals
Americas Materials	17	112	126
Building Products	1	(21)	(27)
Europe Materials	(11)	9	17
Total Group from continuing operations	7	100	116

	Unaudited		Unaudited		As at
	As at 30 June		As at 30 June		31 December
	2022		2021		2021
	$m	%	$m	%	$m	%
Total assets
Americas Materials	18,027	48.5	16,635	44.6	17,064	45.0
Building Products	7,000	18.9	7,892	21.2	8,504	22.4
Europe Materials	12,103	32.6	12,775	34.2	12,367	32.6
Total Group	37,130	100.0	37,302	100.0	37,935	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	655		627		653
Other financial assets	12		13		12
Derivative financial instruments (current and non-current)	117		166		136
Income tax assets (current and deferred)	96		129		151
Cash and cash equivalents	6,826		6,292		5,783
Total assets	44,836		44,529		44,670

6.   Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	$m	$m	$m
Numerator computations
Group profit for the financial period	2,106	815	2,621
Profit attributable to non-controlling interests	(12)	(30)	(56)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	2,094	785	2,565
Profit after tax for the financial period from discontinued operations - attributable to equity holders of the Company	1,168	87	179
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	926	698	2,386

	Number of	Number of	Number of
	shares	shares	Shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	765.2	784.3	780.2
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	4.9	4.9	6.6
Denominator for diluted earnings per Ordinary Share	770.1	789.2	786.8

Earnings per Ordinary Share
- basic	$2.74	$1.00	$3.29
- diluted	$2.72	$0.99	$3.26

Earnings per Ordinary Share from continuing operations
- basic	$1.21	$0.89	$3.06
- diluted	$1.20	$0.88	$3.03

7.   Dividends
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
Net dividend paid per share	98.0c	93.0c	116.0c
Net dividend declared for the period	24.0c	23.0c	121.0c
Dividend cover (Earnings per share/Dividend declared per share) - continuing and discontinued operations	11.4x	4.3x	2.7x
Dividend cover - continuing operations	5.0x	3.9x	2.5x

The Board has decided to pay an interim dividend of 24.0c per share, which represents an increase of 4% on prior year. It is proposed to pay the interim dividend on 7 October 2022 to shareholders registered at the close of business on 9 September 2022. The ex-dividend date will be 8 September 2022. The interim dividend will be paid wholly in cash.

The interim dividend will be paid in euro, Pounds Sterling and US Dollar to shareholders in accordance with their payment instructions. For certificated shareholder, if no such instructions are in place, the currency for dividend payments will be based on shareholders' addresses on CRH's Share Register. In the case of shares held in the Euroclear Bank system, dividends will be paid automatically in euro, unless a currency election is put in place. Investors holding CREST Depositary Interests (CDIs) should refer to the CREST International Service Description. In respect of the interim dividend, the latest date for receipt of currency elections (and DWT exemption forms) is 16 September 2022. Earlier closing dates may apply to holders in Euroclear Bank and in CREST.

If shareholders receive dividend payments in euro or Pounds Sterling, the exchange rate is expected to be set on 23 September 2022.

8.   Assets Held for Sale and Discontinued Operations

A.    Profit on disposal of discontinued operations

In April 2022, the Group completed the divestment of its Building Envelope business, formerly part of our Building Products segment. With the exception of our Building Envelope business, no other businesses divested during the first half of 2022 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

No businesses met the IFRS 5 held for sale criteria at 30 June 2022.

The table below sets out the proceeds and related profit recognised on the divestment which is included in profit after tax for the financial period from discontinued operations:

Unaudited
Six months ended 30 June
2022
$m
Net assets disposed	2,066
Reclassification of currency translation effects on disposal	5
Total	2,071
Proceeds from disposal (net of disposal costs)	3,528
Profit on disposal of discontinued operations	1,457

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	3,528
Less: cash and cash equivalents disposed	(27)
Total	3,501

8.   Assets Held for Sale and Discontinued Operations - continued

B.    Results of discontinued operations

     The results of the discontinued operations included in the Group profit for the financial period are set out as follows:

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	$m	$m	$m
Revenue	647	877	1,775
Cost of sales (i)	(413)	(568)	(1,143)
Gross profit	234	309	632
Operating costs (i)	(139)	(187)	(378)
Group operating profit	95	122	254
Profit on disposals	1,457	4	3
Profit before finance costs	1,552	126	257
Finance costs	(6)	(9)	(18)
Profit before tax	1,546	117	239
Attributable income tax expense (ii)	(378)	(30)	(60)
Profit after tax for the financial period from discontinued operations	1,168	87	179

Profit attributable to:
Equity holders of the Company	1,168	87	179
Profit for the financial period from discontinued operations	1,168	87	179

Basic earnings per Ordinary Share from discontinued operations	$1.53	$0.11	$0.23
Diluted earnings per Ordinary Share from discontinued operations	$1.52	$0.11	$0.23

Cash flows from discontinued operations
Net cash (outflow)/inflow from operating activities (iii)	(18)	138	234
Net cash inflow/(outflow) from investing activities (iv)	3,449	(67)	(102)
Net cash outflow from financing activities	(6)	(13)	(28)

(i)     The depreciation and amortisation charge for discontinued operations amounted to $26 million and $10 million respectively (30 June 2021: $39 million and $13 million respectively; 31 December 2021: $78 million and $28 million respectively).

(ii)    2022 attributable income tax expense includes $357 million relating to the profit on disposal of discontinued operations.

(iii)   Includes the corporation tax paid to date on the sale of discontinued operations.

(iv)    Includes the proceeds from the disposal of discontinued operations.

9.   Net Finance Costs
Continuing operations
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	$m	$m	$m
Finance costs	184	185	357
Finance income	(7)	-	-
Other financial expense	20	21	42
Total net finance costs	197	206	399

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	180	187	361
Net credit re change in fair value of derivatives and fixed rate debt	(3)	(2)	(4)
Finance costs less income	177	185	357
Unwinding of discount element of provisions for liabilities	8	9	18
Unwinding of discount applicable to deferred and contingent acquisition consideration	10	10	20
Unwinding of discount applicable to deferred divestment proceeds	(5)	(6)	(12)
Unwinding of discount applicable to leased mineral reserves	3	3	6
Pension-related finance costs (net) (note 15)	4	5	10
Total net finance costs (i)	197	206	399

(i)     Net finance costs excludes $6 million (30 June 2021: $9 million; 31 December 2021: $18 million) relating to discontinued operations.

10. Net Debt

	Unaudited		Unaudited		As at
	As at 30 June		As at 30 June		31 December
	2022		2021		2021
	Book value	Fair Value (i)	Book value	Fair value (i)	Book value	Fair value (i)
Net debt	$m	$m	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	5	5	131	131	97	97
Current assets
Cash and cash equivalents	6,826	6,826	6,292	6,292	5,783	5,783
Derivative financial instruments	112	112	35	35	39	39
Non-current liabilities
Interest-bearing loans and borrowings	(8,584)	(8,253)	(10,659)	(11,636)	(9,938)	(10,786)
Lease liabilities	(1,014)	(1,014)	(1,336)	(1,336)	(1,374)	(1,374)
Derivative financial instruments	(26)	(26)	-	-	-	-
Current liabilities
Interest-bearing loans and borrowings	(1,364)	(1,370)	(155)	(155)	(549)	(554)
Lease liabilities	(246)	(246)	(297)	(297)	(297)	(297)
Derivative financial instruments	(8)	(8)	(25)	(25)	(14)	(14)
Group net debt	(4,299)	(3,974)	(6,014)	(6,991)	(6,253)	(7,106)

(i)     Interest-bearing loans and borrowings are Level 2 instruments whose fair value is derived from quoted market prices.

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2022	2021	2021
Gross debt, net of derivatives, matures as follows:	$m	$m	$m
Within one year	1,506	442	821
Between one and two years	1,323	1,553	1,642
Between two and three years	1,391	1,491	866
Between three and four years	116	1,394	1,399
Between four and five years	1,755	125	971
After five years	5,034	7,301	6,337
Total	11,125	12,306	12,036

10. Net Debt - continued

Components of net debt

Net debt is a non GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, interest-bearing loans and borrowings, lease liabilities and derivative financial instrument assets and liabilities; it enables investors to see the economic effects of these in total. Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2022	2021	2021
	$m	$m	$m
Cash and cash equivalents	6,826	6,292	5,783
Interest-bearing loans and borrowings	(9,948)	(10,814)	(10,487)
Lease liabilities	(1,260)	(1,633)	(1,671)
Derivative financial instruments (net)	83	141	122
Group net debt	(4,299)	(6,014)	(6,253)

Reconciliation of opening to closing net debt:
At 1 January	(6,253)	(5,941)	(5,941)
Movement in period
Increase in interest-bearing loans and borrowings	(49)	(70)	-
Repayment of interest-bearing loans and borrowings	-	1,241	1,183
Debt, including lease liabilities, in acquired companies	(34)	(14)	(91)
Debt, including lease liabilities, in disposed companies	347	1	3
Net increase in lease liabilities	(90)	(122)	(249)
Repayment of lease liabilities	132	131	264
Net cash flow arising from derivative financial instruments	16	28	37
Mark-to-market adjustment and other non-cash adjustments	75	33	38
Translation adjustment on financing activities	503	128	441
Decrease in liabilities from financing activities	900	1,356	1,626
Net cash flow arising from derivative financial instruments - investing activities	15	-	-
Mark-to-market adjustment and other non-cash adjustments - investing activities	(1)	-	-
Translation adjustment on derivative financial instruments - investing activities	(3)	-	-
Translation adjustment on cash and cash equivalents	(233)	(107)	(297)
Increase/(decrease) in cash and cash equivalents	1,276	(1,322)	(1,641)
At 30 June	(4,299)	(6,014)	(6,253)

Market capitalisation

Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2022	2021	2021
	$m	$m	$m
Market capitalisation - Euronext Dublin (i)	26,037	39,540	40,593

(i)     The market capitalisation figure of €25.1 billion (30 June 2021: €33.2 billion; 31 December 2021: €35.9 billion), based on the euro denominated share price per CRH's listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

10. Net Debt - continued

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 30 June 2022.

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2022	2021	2021
	$m	$m	$m
Within one year	-	-	19
Between one and two years	-	20	-
Between two and three years	36	59	-
Between three and four years	3,637	-	-
Between four and five years	-	4,163	3,964
Total	3,673	4,242	3,983

Guarantees
The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: $9.5 billion in respect of loans and borrowings, bank advances and derivative obligations (30 June 2021: $10.3 billion; 31 December 2021: $10.0 billion) and $0.4 billion in respect of letters of credit (30 June 2021: $0.4 billion; 31 December 2021: $0.4 billion).

Net debt metricsThe net debt metrics based on net debt as shown on page 25, EBITDA as defined on page 34 and net debt-related interest as shown in note 9 are as follows:
The net debt metrics based on net debt as shown on page 25, EBITDA as defined on page 34 and net debt-related interest as shown in note 9 are as follows:

		Continuing operations
		Unaudited		Year ended
		Six months ended 30 June		31 December
		2022	2021	2021
EBITDA net interest cover (times)	- six months to 30 June	12.5	9.8	-
	- rolling 12 months	15.4	11.9	14.0
EBIT net interest cover (times)	- six months to 30 June	7.8	5.5	-
	- rolling 12 months	10.6	6.1	9.3

Net debt as a percentage of market capitalisation		17%	15%	15%
Net debt as a percentage of total equity		20%	30%	30%

11. Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:

	Level 2 (i)			Level 3 (i)
	Unaudited		As at	Unaudited		As at
	As at 30 June		31 December	As at 30 June		31 December
	2022	2021	2021	2022	2021	2021
	$m	$m	$m	$m	$m	$m
Assets measured at fair value
Fair value hedges - interest rate swaps	5	126	96	-	-	-
Cash flow hedges - currency forwards, currency swaps and commodity swaps	107	38	37	-	-	-
Net investment hedges - currency forwards and currency swaps	3	-	1	-	-	-
Not designated as hedges (classified as held for trading) - currency forwards and currency swaps	2	2	2	-	-	-
Total	117	166	136	-	-	-

Liabilities measured at fair value
Fair value hedges - interest rate swaps	(26)	-	-	-	-	-
Cash flow hedges - currency forwards, currency swaps and commodity swaps	(1)	(7)	(2)	-	-	-
Net investment hedges - currency forwards and currency swaps	(1)	(7)	(10)	-	-	-
Not designated as hedges (classified as held for trading) - currency forwards and currency swaps	(6)	(11)	(2)	-	-	-
Contingent consideration	-	-	-	(306)	(314)	(317)
Total	(34)	(25)	(14)	(306)	(314)	(317)

The carrying amount of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group's 2021 Annual Report and Form 20-F.

(i)     For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

12. Future Purchase Commitments for Property, Plant and Equipment

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021 (i)	2021 (i)
	$m	$m	$m
Contracted for but not provided in the Condensed Consolidated Interim Financial Statements	660	692	628

(i)     Contracted for but not provided in the Condensed Consolidated Interim Financial Statements includes $20 million and $11 million at 30 June 2021 and 31 December 2021 respectively relating to discontinued operations.

13. Business Combinations

The acquisitions completed during the period ended 30 June 2022 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Alabama: North Alabama Paving, Inc. (30 June);

Arkansas: Marion County Paving (18 March);

Colorado: Granby Sand & Gravel (31 March);

Florida: certain assets of Kudzue 3 Trucking, Inc. (11 March); and

Kentucky: Hinkle Contracting, LLC (13 May).

Building Products:

California: Calstone Company (29 March); and

Texas: certain assets of Rinker Materials (18 April).

Europe Materials:

Croatia: Thermostone (1 April);

Denmark: Confac Holdings A/S (1 April);

Finland: Terrawise Oy Stone Aggregates (31 May);

Poland: Mabau Group (75%, 21 March);

Romania: certain assets of SUT-ICIM (23 February); and

Slovakia: certain assets of U.S. Steel Košice (1 January) and certain assets of Colas Slovakia a.s. (10 January).

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3. None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment and intangible assets) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

The acquisition balance sheet presented on the following page reflects the identifiable net assets acquired in respect of acquisitions completed during 2022, together with adjustments to provisional fair values (to the extent identified as of 30 June 2022) in respect of acquisitions completed during 2021. The measurement period for a number of acquisitions completed in 2021, closed in 2022 with no material adjustments identified.

13. Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
ASSETS	$m	$m	$m
Non-current assets
Property, plant and equipment	312	111	609
Intangible assets	65	50	131
Equity accounted investments	28	-	-
Total non-current assets	405	161	740

Current assets
Inventories	67	39	157
Trade and other receivables (i)	45	48	191
Cash and cash equivalents	10	-	7
Total current assets	122	87	355

LIABILITIES
Trade and other payables	(35)	(29)	(143)
Provisions for liabilities	-	(1)	(1)
Lease liabilities	(30)	(14)	(88)
Interest-bearing loans and borrowings	(4)	-	(3)
Deferred income tax liabilities	(8)	-	(37)
Total liabilities	(77)	(44)	(272)

Total identifiable net assets at fair value	450	204	823
Goodwill arising on acquisition (ii)	453	131	679
Total consideration	903	335	1,502

Consideration satisfied by:
Cash payments	896	335	1,501
Deferred consideration (stated at net present cost)	1	-	-
Contingent consideration	6	-	1
Total consideration	903	335	1,502

Net cash outflow arising on acquisition
Cash consideration	896	335	1,501
Less: cash and cash equivalents acquired	(10)	-	(7)
Total outflow in the Condensed Consolidated Statement of Cash Flows	886	335	1,494

(i)     The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $45 million (30 June 2021: $48 million; 31 December 2021: $192 million). The fair value of these receivables is $45 million (all of which is expected to be recoverable) (30 June 2021: $48 million; 31 December 2021: $191 million).

(ii)    The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets were recognised on business combinations in these segments. $418 million of the goodwill recognised in respect of acquisitions completed in 2022 is expected to be deductible for tax purposes (30 June 2021: $94 million; 31 December 2021: $284 million).

13. Business Combinations - continued

Acquisition-related costs

Acquisition-related costs, which exclude post-acquisition integration costs, amounting to $4 million (H1 2021: $1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

The following table analyses the 14 acquisitions completed in 2022 (H1 2021: 7 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - Unaudited
	Number of acquisitions		Goodwill		Consideration
	2022	2021	2022	2021	2022	2021
Reportable segments			$m	$m	$m	$m
Continuing operations
Americas Materials	5	3	120	26	318	77
Building Products	2	2	337	85	485	197
Europe Materials	7	1	37	-	99	5
Total Group from continuing operations	14	6	494	111	902	279

Discontinued operations
Building Products - Building Envelope	-	1	-	17	-	56
			494	128	902	335

Adjustments to provisional fair values of prior period acquisitions			(41)	3	1	-
Total			453	131	903	335

Post-acquisition impact

The post-acquisition impact of acquisitions completed during the period on the Group's profit for the financial period was as follows:

	Unaudited
	Six months ended 30 June
	2022	2021
Continuing operations	$m	$m
Revenue	107	39
Profit before tax for the financial period	3	2

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisitions effected during the period had been at the beginning of the period would have been as follows:

	Unaudited
		CRH Group	Consolidated
	2022	excluding 2022	Group including
	acquisitions	acquisitions	acquisitions
	$m	$m	$m
Revenue	225	14,891	15,116
Profit before tax for the financial period	23	1,200	1,223

On 3 June 2022, the Group announced that it reached agreement to acquire Barrette Outdoor Living, Inc. ("Barrette"), North America's leading provider of residential fencing and railing solutions for an enterprise value of $1.9 billion (the "Transaction"). On 8 July 2022, the Transaction was completed. The assets acquired are located in the US and are expected to enhance our existing offering of sustainable outdoor living solutions in North America. Given the size and completion date of the Transaction, the Group has not yet completed a preliminary purchase price allocation in respect of this transaction.

There have been no other acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

14. Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2021 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2022.

15. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period, taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions - scheme liabilities
The discount rates used by the Group's actuaries in the computation of the pension scheme liabilities and post-retirement healthcare obligations are as follows:

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	%	%	%
Eurozone	3.32	1.52	1.43
United States and Canada	4.81	2.76	2.82
Switzerland	2.14	0.35	0.30

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June 2022 - Unaudited
				Impact of	Net
				asset	Pension
	Assets	Liabilities	Total	ceiling	Asset
	$m	$m	$m	$m	$m
At 1 January	3,174	(3,483)	(309)	-	(309)
Administration expenses	(1)	-	(1)	-	(1)
Current service cost	-	(24)	(24)	-	(24)
Interest income on scheme assets	26	-	26	-	26
Interest cost on scheme liabilities	-	(30)	(30)	-	(30)
Disposals	-	14	14	-	14
Remeasurement adjustments:
-return on scheme assets excluding interest income	(450)	-	(450)	-	(450)
-actuarial gain from changes in financial assumptions	-	832	832	-	832
-change in asset ceiling, excluding amounts included in interest expense	-	-	-	(85)	(85)
Employer contributions paid	18	-	18	-	18
Contributions paid by plan participants	4	(4)	-	-	-
Benefit and settlement payments	(74)	74	-	-	-
Translation adjustment	(168)	165	(3)	-	(3)
At 30 June (i)	2,529	(2,456)	73	(85)	(12)
Related deferred income tax asset					24
Net pension asset					12

(i) Reconciliation to Consolidated Balance Sheet
Retirement benefit assets					284
Retirement benefit obligations					(296)
Net pension deficit					(12)

15. Retirement Benefit Obligations - continued

	Six months ended 30 June 2021 - Unaudited
			Net
			Pension
	Assets	Liabilities	Liability
	$m	$m	$m
At 1 January	3,321	(3,877)	(556)
Administration expenses	(2)	-	(2)
Current service cost	-	(28)	(28)
Past service credit	-	2	2
Interest income on scheme assets	23	-	23
Interest cost on scheme liabilities	-	(28)	(28)
Disposals	-	1	1
Remeasurement adjustments:
-return on scheme assets excluding interest income	33	-	33
-actuarial gain from changes in financial assumptions	-	219	219
Employer contributions paid	22	-	22
Contributions paid by plan participants	4	(4)	-
Benefit and settlement payments	(67)	67	-
Translation adjustment	(58)	58	-
At 30 June (i)	3,276	(3,590)	(314)
Related deferred income tax asset			99
Net pension liability			(215)

(i) Reconciliation to Consolidated Balance Sheet
Retirement benefit assets			-
Retirement benefit obligations			(314)
Net pension deficit			(314)

16. Share Buyback Programme

During 2022, the Group completed the latest phases of its share buyback programme (the "Programme"), returning a further $0.6 billion of cash to shareholders. This brings total cash returned to shareholders under the Programme to $3.5 billion since its commencement in May 2018. On 16 June 2022 the Group announced the continuation of the Programme which was extended to include a further repurchase of Ordinary Shares of up to $0.3 billion in the period up to 30 September 2022. At 30 June 2022 a financial liability of $252 million was included in other payables in respect of the latest phase of the Programme which was entered into with UBS A.G. This phase will end no later than 30 September 2022 (30 June 2021: $295 million; 31 December 2021: $281 million).

17. Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

18. Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014 and has not been reviewed or audited by the Company's auditors. A copy of the full statutory accounts for the year ended 31 December 2021 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, has been filed with the Registrar of Companies.

19. Board Approval

This announcement was approved by the Board of Directors of CRH plc on 24 August 2022.

20. Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker5 (Group Chief Executive, Finance Director and Chief Operating Officer). EBITDA margin is calculated by expressing EBITDA as a percentage of revenue.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit to EBITDA is presented below.

	Continuing Operations
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	$m	$m	$m
Group profit for the financial period	938	728	2,442
Income tax expense - estimated at interim	265	201	661
Profit before tax	1,203	929	3,103
Share of equity accounted investments' profit	(8)	(10)	(55)
Other financial expense	20	21	42
Finance costs less income	177	185	357
Profit before finance costs	1,392	1,125	3,447
Profit on disposals	(7)	(100)	(116)
Group operating profit	1,385	1,025	3,331
Depreciation charge	795	774	1,613
Amortisation of intangibles	30	22	46
EBITDA	2,210	1,821	4,990

5 Effective 1 January 2022, following the appointment of the Chief Operating Officer and a resultant change in the reporting line of the "segment managers" as outlined in IFRS 8, the Group has determined that Group Chief Executive, Finance Director and Chief Operating Officer (formerly the Group Chief Executive and Finance Director) together fulfil the role of Chief Operating Decision Maker (as defined in IFRS 8). This did not result in any change to the Group's operating segments.

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements.

It is calculated below:

	Continuing Operations
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2022	2021	2021
	$m	$m	$m
Interest
Finance costs (i) (ii)	184	185	357
Finance income (i)	(7)	-	-
Net interest	177	185	357

EBITDA	2,210	1,821	4,990

EBITDA net interest cover (EBITDA divided by net interest)	12.5x	9.8x	14.0x

	Unaudited
Rolling 12 months ended 30 June
	2022	2021
	$m	$m
Interest - continuing operations
Net interest - full year prior year (2021 and 2020)	357	438
Net interest - H1 prior year (2021 and 2020)	(185)	(229)
Net interest - H2 prior year (2021 and 2020)	172	209
Net interest - H1 current year (2022 and 2021)	177	185
Net interest - rolling 12 months to 30 June	349	394

EBITDA - continuing operations
EBITDA - full year prior year (2021 and 2020)	4,990	4,293
EBITDA - H1 prior year (2021 and 2020)	(1,821)	(1,424)
EBITDA - H2 prior year (2021 and 2020)	3,169	2,869
EBITDA - H1 current year (2022 and 2021)	2,210	1,821
EBITDA - rolling 12 months to 30 June	5,379	4,690

EBITDA net interest cover (EBITDA divided by net interest)	15.4x	11.9x

(i)     These items appear on the Condensed Consolidated Income Statement on page 8.

(ii)    Finance costs include lease interest in the period ended 30 June 2022. 2021 comparatives have been presented accordingly.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms "like-for-like" (LFL) and "organic" are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 6, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2022, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical as it is influenced by global and national economic circumstances, monetary policies, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other input costs. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

People management: Existing processes around people management, such as attracting, retaining and developing people, leadership succession planning, developing a diverse and inclusive workforce as well as dealing with collective representation groups, may fail to achieve their goals, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Commodity products and substitution: Many of the Group's products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences and approaches to construction are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Supply chain continuity: The Group is dependent on its ability to reliably and economically source various raw materials, equipment and other inputs to satisfy customer demands and meet contractual requirements. Any disruption reducing our ability to do so or materially extending lead times could result in a failure to deliver on time and in full to customers. Failure to manage supply chain disruption could result in increased costs, loss of customers, financial penalties, and/or reputational damage.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group's growth potential and impact financial performance.

Public policies and geopolitics: Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to a fall in demand for the Group's products, business interruption, restrictions on repatriation of earnings or a loss of plant access. The ongoing geopolitical conflict in Ukraine has contributed to heightened uncertainty. Changes in these conditions may adversely affect the Group's people, business, results of operations, financial condition or prospects.

Strategic mineral reserves: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure and renew. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Principal Operational Risks and Uncertainties
Climate change and policy: The impact of climate change may over time affect the operations and cost base of the Group and the markets in which the Group operates. Climate change could include physical risks, such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulation change and market and economic responses. Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance, increasing litigation and/or reputational damage.

Sustainability and corporate social responsibility: The nature of the Group's activities poses inherent environmental, social and governance (ESG) risks, which are subject to changing societal expectations, increased demand for sustainable building solutions and an evolving regulatory framework. Failure to embed sustainability principles within the Group's businesses and core strategy may result in the Group failing to deliver the talent, innovation and performance improvements required to achieve our stated sustainability targets and ambitions. Such failures could lead to adverse stakeholder sentiment, reduced product demand, regulatory non-compliance, and adversely impact the Group's financial position.

Information technology and/or cyber security: The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs for remediation are also likely in a major cyber security incident.

Health and safety performance: The Group's businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A serious health and safety incident could have a significant impact on the Group's operational and financial performance, as well as the Group's reputation.

Principal Risks and Uncertainties - continued

Principal Operational Risks and Uncertainties - continued
COVID-19 pandemic: Public health emergencies, epidemics or pandemics, such as the emergence and spread of the COVID-19 pandemic, have the potential to significantly impact the Group's operations through a fall in demand for the Group's products, a reduction in staff availability and business interruption. The emergence and spread of the COVID-19 pandemic has had a material impact across the construction markets in which the Group operates. The continued uncertainty around the global pandemic could have an adverse effect on the Group's operating results, cash flows, financial condition and/or prospects.

Principal Compliance Risks and Uncertainties
Laws, regulations and business conduct: The Group is subject to a wide variety of local and international laws and regulations (including those applicable to it as a listed company) across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in litigation or investigations, the imposition of significant fines, sanctions, adverse operational impact and reputational damage.

Principal Financial and Reporting Risks and Uncertainties
Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid or payable in the future in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may need to be adjusted over time. Changes in tax regimes or assessment of additional tax liabilities in future tax audits could result in incremental tax liabilities which could have a material adverse effect on cash flows and the financial results of operations.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group's credit ratings may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. While a non-cash item, a material write-down of goodwill could have a substantial impact on the Group's income and equity.

Foreign currency translation: The principal foreign exchange risks to which the Condensed Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Condensed Consolidated Statement of Comprehensive Income.

Responsibility Statement

The Directors of CRH plc are responsible for preparing the interim management report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 as amended, the Central Bank (Investment Market Conduct) Rules 2019, the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority and with IAS 34, as adopted by the European Union.

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)    the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2022;

2)    the interim management report includes a fair review of:

I.     the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II.    the principal risks and uncertainties for the remaining six months of the financial year;

III.   any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV.   any changes in the related parties' transactions described in the 2021 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

For and on behalf of the Board

Albert Manifold	Chief Executive

Jim Mintern	Finance Director

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company") and its subsidiaries (collectively, "CRH" or the "Group") are providing the following cautionary statement.

This document contains statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

In particular, the following, among other statements, are all forward looking in nature: plans and expectations regarding demand outlook, economic growth in CRH's markets and construction activity levels; plans and expectations regarding cash returns for shareholders, including expectations regarding dividends and share buybacks; plans and expectations regarding CRH's financial capacity, balance sheet, sales growth, EBITDA, margin, leverage, capital expenditure, debt, costs, allocation and reallocation of capital, acquisition pipeline, acquisition strategy and effect of operational excellence initiatives; expectations regarding inflation, macroeconomic uncertainty, geopolitical tensions and weather patterns; plans and expectations regarding climate change, CRH's decarbonisation target and delivery of sustainable solutions and products; and plans and expectations regarding the strategic risks and uncertainties facing CRH.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these  forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions generally in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions, including the ongoing geopolitical conflict in Ukraine; failure to complete or successfully integrate acquisitions; the duration of the COVID-19 pandemic; weather conditions; and other factors discussed elsewhere in this report, including the factors discussed under "Principal Risks and Uncertainties" herein, as well those factors discussed under "Risk factors" in the Company's 2021 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 August 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary